ORGRAL TECHNOLOGIES CORP.

113 Argonne Crescent

Toronto, Ontario M2K 2K2

(416) 557-9684

August 30, 2006

Ms. Tia Jenkins

Office of Emerging Growth Companies

U.S. Securities & Exchange Commission

Mail Stop 3561

Washington, DC 20549-0306

Re:	Orgral Technologies Corp.
Form 10KSB for Fiscal Year Ended May 31, 2005
Forms 10QSB for Fiscal Quarters Ended
August 31, 2005, November 30, 2005, and February 28, 2006
File no. 0-50817

Dear Ms. Jenkins:

In connection with the above referenced filings, this letter will confirm that Orgral Technologies Corp. (the “Company”) is aware of and acknowledges that:

-	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please contact me if you have any further questions regarding this matter.

Very truly yours,

ORGRAL TECHNOLOGIES CORP.

By:	/s/ Helena Heit
Helena Heit
President; Chief Executive Officer; and Director